mySkin, Inc.

February 24, 2012

VIA EDGAR AND FACSIMILE

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Form 10-12G

Filed January 17, 2012

File No. 000-54582

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated February 9, 2012, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's February 9, 2012 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

Form 10, filed January 13, 2012

General

1. Please revise to provide an accurate and consistent description of the company’s activities. Clearly distinguish your activities with those of MTA. In this regard, we note that you “offer management services to [m]edspas,” see page three, and “provide[s] management services to companies that deliver [sic] medical esthetic,” see page four.

Despite these broad statements, however, it appears that your activities take place in a single location which you rent, see page three. At that location, MTA, a “California profession [sic] corporation” has the “right to operate advanced skin services,” see page three. MTA hires doctors and nurse practitioners who work there; and the company’ pays all costs and expenses, hires non-medical personnel and provides “all management services related to the ordinary and usual business affairs of the practice,” see page four.

In addition, you “own all of the equipment utilized at the [m]edspa.” See page 36. We also note the disclosure on page three that you plan to acquire and grow your locations by partnering with physicians to “develop new MedSpas, acquiring failed MedSpas and by opening new store locations near young retirement communities.” Similarly, your plan of operation appears to reflect that of a MedSpa, instead of a business management company. Please reconcile the inconsistent disclosure and provide clear disclosure throughout the registration statement of your business. Also, please focus the disclosure on your business of business management, rather than the current focus, which is still that of the medspa business.

We noted your comment, agreed with the comment, and revised it accordingly to focus on the management services; clearly distinguish between MySkin and MTA; and to provide a consistent description.

Business, page 3

2. We note that MySkin, Inc. was incorporated on November 15, 2007 and that as of March 1, 2009, it has been providing management services. Please discuss the evolution of your business including your business activities prior to March 1, 2009. See Item 101(h) of Regulation S-K.

We noted your comment, agreed with the comment, and revised it accordingly to discuss the evolution of our business.

3. Revise to clarify your reference to “MedSpas.” Include in your discussion, among other details, whether the facilities do business under that name or whether it is a term used to generally refer to facilities that offer medical spa services, and disclose the current location(s) of your MedSpas. In addition, we note your website states that MySkin, Inc. performs the spa services, rather than management services. Please reconcile with the disclosure in the business section.

We noted your comment, agreed with the comment, and revised accordingly by using the term medspa without capitals. Additionally we revised the website accordingly.

4. We note your reference to partnering with practitioners on page three. Please revise to disclose whether you have any written or oral agreements with practitioners, disclose the material terms of these agreements and file them as exhibits as required by Item 601(b)(10) of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly by including the language “Currently, our only agreement is with a practitioner is with MTA.”

5. Please reconcile the statement on page three that “we do not advance any funds or loans to provide working capital for the operation of MTA” with the disclosure on page four that “under the agreement, we pay all operating expenses of the MedSpa including physician compensation. In addition, we loan MTA any amounts of monthly shortfall in the funds necessary to pay all expenses of the practice.”

We noted your comment, agreed with the comment, and revised accordingly by deleting the reference to not advancing funds.

6. Please reconcile the definition of gross collected revenue as defined in the registration statement with the definition in Exhibit 10.1. Also, please clarify in greater detail how these amounts and the reimbursement of management expenses are calculated. For instance, clarify what expenses are reimbursed and what expenses are not.

We noted your comment, agreed with the comment, and revised accordingly to reconcile the definition of gross collected revenue as the following: “Gross Collected Revenue shall be defined as the gross amount of all sums collected from the professional services performed and medical supplies provided by or on behalf of doctor in the practice, and shall not include revenue collected by Company from customers of Company for non-medical services or products provided.”

7. The MTA Agreement appears to be silent concerning the amount of time Dr. Agner will dedicate to provide the services at the company’s location. It appears that Dr. Agner remains at liberty to provide other types of professional medical services at other locales, in her sole discretion. Please clarify in the prospectus the amount and Marichelle Stoppenhagen percentage of time that Dr. Agner will devote to this business and clarify any additional professional medical services that will be provided by Dr. Agner. In addition, it appears that since a significant portion of your revenues depends upon the services of Dr. Agner, you should provide a detailed discussion of the business experience of Dr. Agner.

We cannot dictate the amount of time Dr. Agner provides services as that would interfere with the doctor’s professional judgment.

8. Please revise the company’s business plans and proposed milestones to discuss in more detail the steps that you will take to reach the milestones described on page 7. Please expand upon your strategy to acquire failed medspas and open locations near young retirement communities. Finally, provide a more detailed plan of operations for the next 12 months. Clearly explain how your plan to achieve these goals. Discuss specifically your anticipated costs and planned expenditures for the next twelve months. Please ensure that the discussion is consistent throughout the registration statement.

We noted your comment, agreed with the comment, and revised accordingly to provide more detail the steps that we will take to reach the milestones.

9. We note that you purchase injectibles from Allergan, Inc. and that your main skin care product vendors are Obagi Medical Products, Inc. and ColorScience. Revise to clarify whether you have contracts with these companies, disclose the material terms of the agreements and file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise.

We noted your comment, agreed with the comment, and revised accordingly to state that we do not have contractual agreements with our vendors. Currently, we order the products over the phone and they ship the products to us.

10. Describe your competitive position in the industry and methods of competition for your business of providing management services, as required by Item 101(h)(4)(iv) of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly to provide our competitive position in the industry and methods of competition.

11. Please discuss the company’s compliance with California law in greater detail. Clarify the material terms of the MTA Agreement and explain the ways in which it is consistent with state law and regulation. For example, we note that the MTA Agreement and the business discussion state, among other things, that the company:

a. Will provide equipment for the services;

b. Will provide billing and collection services and financial recordkeeping;

c. Will provide advertising and promotion;

d. Will supervise and maintain records and files of the practice in compliance with HIPPA; and

e. Will receive a monthly service fee equal to 40% of revenue, “with a minimum amount of $2,500 per month.”

Please explain why this arrangement does not constitute “control” over the physician’s practice of medicine and fee-splitting in contravention of applicable state law and/or policy. Please provide the basis for your statements on pages 10 and 11 that you believe you are incompliance with California law. See http://www.mbc.ca.gov/licensee/medical_spas-business.pdf .

We noted your comment, agreed with the comment, and revised accordingly to provide more detail. We do not attempt to control the medical practices of MTA in any way. Providing of equipment, billing, advertising or record keeping we do not believe constitutes the practice of medicine. Additionally, Section 650 provides that the payment or receipt of consideration for services other than the referral of patients that is based on a percentage of gross revenue or a similar type of contractual arrangement is not unlawful if the consideration is commensurate with the value of the services furnished or with the fair rental value of any premises or equipment lease or provided by the recipient to the payor. We believe that our consideration is commensurate with the value of our services and are therefore in compliance with Section 650 of the California Business and Professions Code.

12. Please revise to reconcile your disclosure regarding insurance. In this regard, we note on page 11 that you possess insurance to cover your services but on page 15, in your risk factor disclosure, you state that you do not maintain product liability insurance. Please clarify.

We noted your comment, agreed with the comment, and revised accordingly to provide clarity. We currently possess general liability insurance. We do not possess product liability insurance.

13. We note that you have no employees and conduct operations through several independent contractors and consultants. See page 11. Please explain why your executive officer is not considered an employee.

We looked at in IRS Revenue Ruling 87-41 20 rule test to make the determination that we used in considering whether our executive officer is an employee or not. These factors are intended as guidelines rather than strict rules. The closeness of most of a situation's facts to one relationship or the other will often determine what the appropriate classification should be. Under California law, we do not believe that an executive officer of a corporation must be an employee.

Risk Factors, page 13

14. We note that your describe MTA in the seventh risk factor on page 14 as a “third party,” it is not an unrelated entity, in view of Ms. Stoppenhagen’s significant ownership interests in both MySkin, Inc. and MTA. See pages three and 21. Please make clear throughout the registration statement that the MTA Agreement and arrangements contemplated thereby are related party transactions.

We noted your comment, agreed with the comment, and revised accordingly to provide that the MTA Agreement and arrangements contemplated thereby are related party transactions.

Management’s Discussion and Analysis or Plan of Operation, page 17

Overview, page 17

15. Please tell us if you fully consolidate the operations of Maria Teresa Agner, MD, Inc. (“MTA”) and, if not, revise your MD&A to identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to MTA that are reasonably likely to have a material effect on the Company. Refer to Item 303 of Regulation S-K. In this regard, it appears that substantially all of your revenues are derived from MTA and that your financial performance significantly depends on the operating financial performance of MTA.

We noted your comment, agreed with the comment, and revised accordingly to provide that we do not consolidate with MTA. We identified, quantified and analyze any known trends, demands, commitments, events and uncertainties related to MTA that are reasonably likely to have a material effect on the Company.

Critical Accounting Policies and Estimates, page 18

16. We note that your disclosure under this heading duplicates the description of accounting policies in the notes to your financial statements. Please revise to include a separate discussion of your critical accounting estimates under this heading that supplements, not duplicates, the description of accounting policies in the notes to the financial statements. Refer to SEC Release No. 33-8350 for additional guidance.

We noted your comment, agreed with the comment, and revised accordingly to include a separate discussion of our accounting estimates that supplements the description of accounting policies.

Fiscal Year 2011 Compared to Fiscal Year 2010, page 18

Results of Operations, page 18

17. Please discuss the reasons for the changes in the various line items in the results of operations. For instance, explain why revenues increased.

We noted your comment, agreed with the comment, and revised accordingly to discuss the reasons for the changes in the various line items in the results of operations.

Other Income, page 18

18. We that your other income of $12,915 in fiscal 2010 is related to the proceeds from an insurance recovery. We further note on page 40 that the inventory loss amounted to $5,621 and is classified in other income (loss) in fiscal 2010. Please tell us the nature of the insurance claim, the amount of the insurance recovery received and the carrying amount of the inventory at the time of the loss. Also tell us why you recorded the gain in other income, and cite the authoritative literature you applied to support your accounting treatment.

The nature of the insurance claim was from a car which ran a red light, collided with another car and proceeded to go through the front of our business establishment. The amount of recovery totaled $18,535 which comprised of $12,914 loss of business income from when the facility was closed for repairs and $5,621 from loss of inventory. The inventory carrying amount was $5,621.

In accounting for insurance payments to cover losses, we followed the guidance in FASB ASC 225-20 and FASB ASC 605-40.

FASB ASC 605-40 clarifies the accounting for involuntary conversions of nonmonetary assets (such as property or equipment) to monetary assets (such as insurance proceeds). It requires that a gain or loss be recognized when a nonmonetary asset is involuntarily converted to monetary assets even though an enterprise reinvests or is obligated to reinvest the monetary assets in replacement nonmonetary assets. FASB ASC 605-40-45-1 states Gain or loss resulting from an involuntary conversion of a nonmonetary asset to monetary assets shall be classified in accordance with the provisions of Subtopic 225-20.

An additional consideration relates to FASB ASC 225-30, which indicates that entities may choose how to classify such recoveries in the statement of operations, provided that classification does not conflict with existing GAAP requirements. Management chose to present the gain from insurance recovery in other income because management believes reporting as part of continuing operations would distort the results of operations for the reader. Also, management believes that the event does not qualify for presentation as an extraordinary item because it does not meet the 2 criteria necessary which are: 1) unusual in nature and 2) infrequency in occurrence. Although one would not expect car accidents to occur frequently, due to the fact that the business was located in a busy intersection with a lot of traffic flowing through daily, it would be not unusual to be involved in an accident whereby a car collides with the building where the retail business is located.

Liquidity and Capital Resources, page 19

19. Please revise to include a detailed analysis that quantitatively and qualitatively explains the significant year-to-year variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided. For example, your liquidity section should include a discussion of the changes in your working capital accounts such as why current assets and current liabilities increased during fiscal 2011.

We noted your comment, agreed with the comment, and revised accordingly to include a detailed analysis that quantitatively and qualitatively explains the significant year-to-year variations in the individual line items of our statements of cash flows, and the resulting impact on our capital position in each period.

Description of Property, page 20

20. Revise to describe the suitability, adequacy and capacity of your leased property. See Instruction 1 to Item 102 of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly to describe the suitability, adequacy and capacity of our leased property.

21. Please attach a copy of your lease as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or advise. Also, the disclosure in this section states that the lease is for $650 a month. This appears to total for 12 months $7,800. Please reconcile with the discussion in the results of operations section, which reflects $9,000 of rent expense.

We noted your comment and as the lease is month to month and only $650 per month and the terms are spelled out in the Description of Property we did not include the lease as an exhibit. The total for the 12 months is more than the expected $7,800 due to a move in locations in March 2011 which resulted in a decrease in rent.

Security Ownership of Certain Beneficial Owners and Management, page 21

22. Revise to disclose the address for Brookstone Capital LLC and Paul Matthews, and disclose the individual(s) with sole/shared voting power or sole/shared investment power for the shares held by Brookstone Capital LLC. See Item 403(a) and Instruction 2 to Item 403 of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly.

Executive Compensation, page 23

23. Revise to disclose the material terms of the consulting agreement you have with Ms. Stoppenhagen and file as an exhibit as required by Item 601(b)(10) of Regulation S-K. See Item 402(o)(1) of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly to disclose the material terms of the consulting agreement and filed it as exhibit 10.3. .

24. Please include disclosure regarding all compensation paid to Ms. Stoppenhagen, direct or indirect. This would include any compensation paid through the medspa.

We noted your comment, agreed with the comment, and revised accordingly to include that Ms. Stoppenhagen was paid a total of $5,600 and $4,500 for the years ended December 31, 2011 and 2010, respectively. This includes all compensation both direct and indirect as well as compensation paid through the medspa.

Related Person Transactions, page 24

25. Please provide the disclosure required by Item 404(d) of Regulation S-K since you are a smaller reporting company.

We noted your comment, agreed with the comment, and revised accordingly

26. Please disclose the amount that was paid pursuant to the Management Services Agreement for the time periods required by Item 404 of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly to disclose amount paid pursuant to the Management Services agreement.

27. Please explain your statement on page 25, “[t]he board of directors takes the position that management of a target business will establish committees that will be suitable for its operations after the [c]ompany consummates a business transaction.” We may have further comment.

We noted your comment and deleted the language as it was in error.

Market for Common Equity and Related Stockholder Matters, page 25

28. Please revise to provide the information required by Item 201(a)(2) of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly.

Item 13. Financial Statements and Supplementary Data, page 30

Financial Statements, page 32

29. We note on page four that under the agreement with MTA, you pay all operating expenses of the MedSpa including physician compensation; and you loan MTA any amounts of monthly shortfall in the funds necessary to pay all expenses of the practice and the practice repays loans with interest to us when collections exceed monthly expenses. Please tell us if any amounts were loaned to MTA as of December 31, 2011 and 2010 and, if so, tell us where these loans were recorded on your balance sheet.

The net amounts due to MTA for the year ending December 31, 2010 was $7,876. This amount was recorded in the Due related party. The net amounts owed from MTA for the year ending December 31, 2011 was $716. This amount was recorded in the Accounts receivable related party. MTA was paid a total of $21, 407 and $22,333 for the years ended 2011 and 2010, respectively. MTA reimbursed the Company for expenses a total of $30,000 and $14,190 for the years ended 2011 and 2010, respectively.

Notes to Financial Statements, page 36

Due to Related Party

30. We note on page 19 that the $43,224 decrease in accounts payable to a related party in fiscal 2011 was due to a forgiveness of debt. We further note on page 19 that Marichelle Stoppenhagen forgave $60,500 owed to her by the Company in December 2011 that you recorded as a capital contribution. Please tell us if these items are related to the same transaction or the result of separate transactions.

Also advise us of or provide the following:

a. Tell us the terms of your fiscal 2011 debt forgiveness transactions and why it’s appropriate to present this $60,500 transaction as a financing transaction on your statement of cash flows;

b. Explain to us how you accounted for each transaction (i.e. extinguishment, modification or exchange) and provide us with your analysis to support your accounting;

c. Regarding the related party balance of $43,224 as of December 31, 2010, please revise to include a detailed footnote of this related party liability as of December 31, 2010, pursuant to ASC 850-10-50-1; and

d. Cite the accounting guidance that you followed for each transaction.

The principal stockholder of Myskin paid vendors and certain bills on behalf of the Company during the time when the Company was starting operations and did not have the needed working capital. At the time, the owner was expecting to be paid back these amounts and as such, the Company recorded the liability, “Due to related party”. This did not represent formal borrowing, and no contract was executed (no note, terms or rates were entered between both parties). It was later determined by the owner not to collect the $60,500 from Myskin and thus, the forgiveness of amounts in “due to related party” and “accounts payable” resulted in the reduction of these liabilities with an offsetting credit to contributed (paid-in) capital.

Note 1. Summary of Significant Accounting Policies, page 36

Basis of Presentation, page 37

31. We note on page 36 that MySkin offers management services to MTA under the March 1, 2009 Facilities and Management Services Agreement. Please tell us if you consolidate MTA, pursuant to ASC 810 and provide us with your analysis and the accounting guidance you rely upon to support your basis of presentation. Also revise your footnotes to clearly describe the basis of presentation for MTA.

We revised our footnotes to describe the basis of presentation for MTA. Below is the analysis and accounting guidance we relied upon to support our basis of presentation.

Analysis of Consolidation under FIN 46(R)

Determination of consolidation under the FIN46(R) Model

To conclude whether consolidation is necessary for MySkin Inc under FIN 46(R), we will look at this four step process for identification of variable interests and variable interest entities, as well as who (if any) is the primary beneficiary.

Step 1 – Determine if a Variable Interest Exists

In applying FIN 46, an investor and its related parties first have to determine whether they have a variable interest in another entity. Potential variable interests include equity investments, debt instruments, subordinated advances, guarantees (whether explicit or implicit), beneficial interests, certain service contracts, certain leases, forward contracts, written put options, and other derivatives.

In determining if a variable interest exists, we look to the fact the Company shares clientele with a related doctor’s office.  In this relationship, management expenses are paid as follows:

Company shall pay from the Management Account all costs and expenses reasonably related to the provision of any Management Services, including but not limited to office rent, utilities and other occupancy costs, compensation benefits and employment costs associated with all non-licensed personnel, general liability insurance, equipment lease and maintenance costs, advertising and promotion, support personnel and contracted consultants, office supplies, and all such other direct and indirect expenses reasonably incurred by Company respecting the provision of the Management Services for the Practice (collectively, "Management Expenses").

We also look to the fact that the Company also pays a management fee as follows:

In addition to such reimbursement of Management Expenses, a monthly service fee equal to Forty Percent (40%) of Gross Collected Revenue, shall be calculated and payable monthly, with a minimum amount of Five Thousand Dollars ($2,500) per month (“Service Fee”). Gross Collected Revenue shall be defined as the gross amount of all sums collected from the Professional Services performed and medical supplies provided by or on behalf of Doctor in the Practice, and shall not include revenue collected by Company from customers of Company for non-medical services or products provided. Payment of the Management Fee shall be payable on or before the 15th day of each month of this Agreement following the month services were performed.

The conclusion is that a variable interest exists because of the service contracts in place and the fact that a beneficial interest exists due to the sharing of clientele.

Step 2 – Determine if the Entity is a VIE

If the investor and its related parties conclude that they have variable interests in another entity, they should determine if the other entity is a VIE. If the entity is a VIE, it is subject to consolidation under FIN 46. If the entity is not a VIE, it is not subject to consolidation under FIN 46. However, the entity should still be reviewed to determine if it is subject to consolidation under other ARB No. 51 or other accounting guidance.

Consolidation under the traditional ARB No. 51 would not be necessary since ownership interests are less than 50% AND there is no significant influence that would cause consolidation under other accounting literature.

For determining consolidation under FIN 46(R), we have to determine if the variable interests identified in Step 1 would cause this entity in question to be a variable interest entity.  Since we are analyzing MySkin, Inc, the entity under scrutiny in our situation is the related doctor’s office receiving the management expenses and management fees.

Does the entity in question have the following characteristics?

(1)     The entity is thinly capitalized. This means the amount of equity at risk is not sufficient to allow it to finance its activities without additional subordinated financial support.  Subordinated financial support refers to variable interests that will absorb some or all of a VIE’s expected losses, if they occur.

CONCLUSION – We do not believe the entity is not thinly capitalized.  The equity at risk is sufficient and this entity has the ability to be self-sufficient should MySkin Inc exist or not exist.

(2)     The equity investors as a group do not have a controlling financial interest because they lack on or more or the normal characteristics of an owner:

•         The ability to make decisions about the investee’s activities.

•         They are not obligated to absorb the investee’s expected losses if they occur.

•         They are not entitled to the expected residual returns if they occur.

•

CONCLUSION – We do not lack any characteristics of ownership.  We have controlling financial interest as well as full decision making activities.  We are not obligated to absorb losses.

Therefore, the overall conclusion is the related doctor’s office in question is NOT a variable interest entity and therefore consolidation under FIN 46(R) is NOT required.  Steps 3 and 4 are not required since there is no variable interest entity to either determine a primary beneficiary or consolidate.

Step 3 – Determine Which Enterprise (if any) is the Primary Beneficiary

The investor and its related parties should then determine the expected losses and expected residual returns of the VIE and compare their variable interests in the VIE to those expected losses and returns. If they must absorb the majority of the expected losses, they are required to consolidate the VIE; if no party is exposed to the majority of expected losses and the investor and its related parties have the right to a majority of the expected residual returns, then they are required to consolidate the VIE. The enterprise that consolidates a VIE is called the primary beneficiary of the VIE. A VIE will have only one primary beneficiary. However, it is possible that there is no primary beneficiary.

Step 4 – Consolidate and Disclose

The primary beneficiary shall consolidate the assets, liabilities and noncontrolling interests (e.g., minority interests) of the VIE at their fair market values at the date the reporting enterprise first becomes the primary beneficiary. However, the accounts of a VIE that is under common control with the primary beneficiary shall be consolidated at their historical carrying amounts (i.e., no step-up to fair value if entities are under common control). It is not appropriate to issue combined financial statements rather than consolidated financial statements if a reporting entity is determined to be the primary beneficiary of a VIE. This applies even in circumstances were common control exists.

Because the accounts of the VIE are recorded at their fair market values (except when the VIE and the reporting enterprise are under common control), goodwill may need to be recognized and recorded if the VIE is deemed to be a business (if the VIE is not deemed to be a business, an extraordinary loss may be necessary).

The primary beneficiary is required to make certain disclosures regarding its arrangements with the VIE. An investor that is deemed not to be the primary beneficiary but is deemed to have a significant variable interest in a VIE is also required to provide specified disclosures.

In general, an interest should be considered significant if either (a) the effect of potentially consolidating that VIE or (b) the maximum exposure to loss as a result of its involvement with the VIE would be considered material to the reporting enterprise’s financial statements.

Inventory, page 37

32. We note on page 18 that your revenue for products sold was $14,080 in fiscal 2011, and your cost of products sold was $16,254. Tell us how you considered the sale of products at below cost in fiscal 2011 in your determination of market values in connection with your valuation of inventories at the lower of cost of market at December 31, 2011. Refer to ASC 330-10-35-1 and 35-2 for additional guidance on inventory pricing, and the requirement to depart from the cost basis of pricing inventory when the utility of goods is no longer as great as its cost.

We noted your comment. In the year ended December 31, 2011, we removed $4,046 worth of inventory as obsolete. This amount was applied to cost of products sold. We have added this as a disclosure in Note 3.

Fixed Assets, page 37

33. We note your net fixed assets of $39,043 and $53,106 as of December 31, 2011 and 2010, respectively. Please revise to disclose the balances of major classes of depreciable assets, by nature or function, at each balance sheet date. Refer to ASC 360-10-50-1(b).

We noted your comment, agreed with the comment, and revised accordingly to include Note 4 – Fixed assets.

Revenue Recognition, page 37

34. Please expand your revenue recognition disclosures on page 52 and in your MD&A to comprehensively describe the manner in which you account for product and service revenues, including your consideration of the criteria in SAB Topic 13A. Refer to Question 1 of SAB Topic 13B for additional information on revenue recognition disclosure requirements. Also be advised that the SEC staff guidance in SAB Topic 13 is now codified in ASC 605-10-S99.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or services have been rendered, the price to the buyer is fixed and/or determinable, and collectability is reasonably assured. The Company generates most of its revenue from the sales of personal medspa services such as skin resurfacing, skin rejuvenation, vein treatment, microdermabrasion, hair reduction, chemical peels and to a lesser extent, sales of face creams and products that complement the services mentioned. The Company generally performs the service and upon satisfaction of delivery to the customer, charges the customer the stated fees for services with payment remittance by credit cards, checks and/or cash.

35. We note on page three that under the Facilities and Management Services Agreement, MTA is obligated to reimburse your management expenses and pay you a monthly service fee equal to forty (40%) percent of gross collected revenue with a minimum of $2,500 per month. Please revise your footnote as follows:

a. Separately describe how you account for and report the reimbursement of management expenses and the monthly service fee.

b. Describe how the gross collected revenues of MTA are determined, including whether they are on a cash or accrual basis.

c. Separately show and quantify the management expenses and the monthly service fee that comprise your total revenue for fiscal 2010 and 2011, as applicable.

Income Taxes, page 37

36. We note your references to FIN 48 and SFAS 123 on page 38. Please note that the FASB Accounting Standards Codification (“ASC”) became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your references to accounting standards as necessary.

Management agrees with the SEC and will change all references to Fin 48 and SFAS 123 to FASB Accounting Standards Codification: ASC 740 Income Taxes and ASC 718 Stock Compensation.

Note 4. Related Parties, page 40

37. We note on page 36 that Marichelle Stoppenhagen, your president and principle stockholder, owns 49% of MTA. Please revise to provide all related party disclosures required by ASC 850-10-50-1, including a description of the transactions with MTA, the dollar amounts of such transactions for each period in which you present an income statement and the amounts due from or to MTA as of each balance sheet date.

We noted your comment, agreed with the comment, and revised accordingly

Note 5. Note Payable, page 40

38. We note that in December 2011 you entered into a revolving promissory note with Marichelle Stoppenhagen, your president and principle stockholder; and that $50,000 was owed under the note as of December 31, 2011. Please revise to present this as a related party note payable.

We noted your comment, agreed with the comment, and revised accordingly

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 42

39. We note that Anton & Chia LLP audited the December 31, 2010 and 2011 financial statements included in your Form 10. We further note that Goldman Parks Kurland Mohidin LLP audited the December 31, 2007 and 2008 financial statements included in your Form S1/A4 filed April 28, 2009.

a. Please tell us the date that Goldman Parks Kurland Mohidin LLP resigned, declined to stand for re-election or was dismissed; and the date that Anton & Chia LLP was engaged.

b. To the extent that Goldman Parks Kurland Mohidin LLP resigned, declined to stand for re-election or was dismissed during your two most recent fiscal years or any subsequent interim period, tell us how you considered furnishing the information required by Item 304 of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly. Anton & Chia LLP was engaged on October 10, 2011. Goldman Parks Kurland Mohidin LLP was dismissed in September 2009. There were no disagreements with Goldman Parks Kurland Mohidin LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Goldman Parks Kurland Mohidin LLP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company’s financial statements for the years ended December 31, 2008 and 2007.

Exhibits

40. Exhibit 10.2 refers to Schedule A, a document we are unable to locate. Please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

We noted your comment, agreed with the comment, and revised accordingly

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of February 9, 2012.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Form S-1 Registration Statement.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President

ACKNOWLEDGEMENT

My Skin, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  February 23, 2012                                                             My Skin, Inc.

By: /s/ MARICHELLESTOPPENHAGEN

Marichelle Stoppenhagen, President